May 12, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Global Real Estate Investment Trust (the “Trust”) SEC File Numbers: 333-172408 and 811-22322 Pre-Effective Amendment No. 2

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ascent Real Estate Securities, LLC (“Ascent”), as principle underwriter, hereby respectfully requests acceleration of the Trust’s Registration Statement on Form N-1A, so that it will become effective on May 13, 2011, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Kristina Trauger of Blank Rome LLP at (212) 885-5339.

Ascent hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;
(ii)	does not relieve the Ascent from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)	may not be asserted by Ascent as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Ascent Real Estate Securities, LLC

By:	/s/ Randall Lewis Randall Lewis Chief Compliance Officer